# SEC Schedule 13G/A (Amendment No. 16) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DAILY JOURNAL CORP, CIK 0000783412
CUSIP: 233912104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 915 EAST FIRST STREET, LOS ANGELES, California (CA), 90012
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001507683

## Reporting persons
- RWWM, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 334,902; shared dispositive power 0; aggregate amount beneficially owned 334,902 (24.31% of the class)
- RWWM Inc. 401(k) Profit Sharing Plan: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,802; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 7,802 (0.57% of the class)
- Scott P. Roseman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 6,130; shared voting power 7,802; sole dispositive power 0; shared dispositive power 334,902; aggregate amount beneficially owned 334,902 (24.31% of the class); the aggregate amount excludes certain shares
- Aaron J. Wagner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,519; shared voting power 7,802; sole dispositive power 0; shared dispositive power 334,902; aggregate amount beneficially owned 334,902 (24.31% of the class)
- Roseman Wagner Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 24,986; shared voting power 0; sole dispositive power 24,986; shared dispositive power 0; aggregate amount beneficially owned 24,986 (1.81% of the class)

## Item 1. Issuer
Name of issuer: DAILY JOURNAL CORP
Address of issuer's principal executive offices:
915 EAST FIRST STREET, LOS ANGELES, CALIFORNIA
90012

## Item 2. Person Filing
Name of person filing:
RWWM, Inc.

RWWM Inc. 401(k) Profit Sharing Plan

Scott P. Roseman

Aaron J. Wagner

Roseman Wagner Partners, L.P.
Address of principal business office or, if none, residence:
4970 ROCKLIN ROAD, SUITE 200
Rocklin, California
95677
Citizenship:
RWWM, Inc. - CALIFORNIA

RWWM Inc. 401(k) Profit Sharing Plan - CALIFORNIA

Scott P. Roseman - UNITED STATES

Aaron J. Wagner - UNITED STATES

Roseman Wagner Partners, L.P. - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), employee benefit plan or endowment fund (EP), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 334,902
Percent of class: 24.31
Sole power to vote or to direct the vote:
RWWM, Inc. - 0

RWWM Inc. 401(k) Profit Sharing Plan - 0

Scott P. Roseman - 6,130

Aaron J. Wagner - 2,519

Roseman Wagner Partners, L.P. - 24,986
Shared power to vote or to direct the vote:
RWWM, Inc. - 0

RWWM Inc. 401(k) Profit Sharing Plan - 7,802

Scott P. Roseman - 7,802

Aaron J. Wagner - 7,802

Roseman Wagner Partners, L.P. - 0
Sole power to dispose or to direct the disposition:
RWWM, Inc. - 334,902

RWWM Inc. 401(k) Profit Sharing Plan - 0

Scott P. Roseman - 0

Aaron J. Wagner - 0

Roseman Wagner Partners, L.P. - 24,986
Shared power to dispose or to direct the disposition:
RWWM, Inc. - 0

RWWM Inc. 401(k) Profit Sharing Plan - 0

Scott P. Roseman - 334,902

Aaron J. Wagner - 334,902

Roseman Wagner Partners, L.P. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities as to which this Schedule is filed by RWWM, Inc., in its capacity as investment adviser, are owned of record by clients of RWWM, Inc. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- RWWM, Inc.: Aaron J. Wagner, President (07/31/2025)
- RWWM Inc. 401(k) Profit Sharing Plan: Aaron J. Wagner, Trustee (07/31/2025)
- Scott P. Roseman: Scott P. Roseman, Chairman - Senior Portfolio Manager (07/31/2025)
- Aaron J. Wagner: Aaron J. Wagner, President (07/31/2025)
- Roseman Wagner Partners, L.P.: Aaron J. Wagner, Manager (07/31/2025)